UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and, in connection with such notification of registration, submits the following information:

Sierra Opportunity Fund

(Exact Name of Registrant as Specified in the Charter)

280 Park Avenue, 6th Floor East

New York, NY 10017
(Address of Principal Executive Offices)

(212) 759-0777
(Registrant’s Telephone Number, Including Area Code)

Seth Taube

Chief Executive Officer

280 Park Avenue, 6th Floor East

New York, NY 10017
(Name and address of agent for service)

COPIES OF COMMUNICATIONS TO:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Payam Siadatpour, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Tel. No. (202) 383-0100

Fax No. (202) 637-3593

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☒  NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in New York, New York, on the 31st day of October, 2016.

Sierra Opportunity Fund

By:	/s/ Seth Taube
Seth Taube
Sole Trustee

Attest:

/s/ John D. Fredericks
John D. Fredericks
Chief Compliance Officer